(h)(3)(F)

GLOBAL INDUSTRY CLASSIFICATION STANDARDS SERVICES

FEE ALLOCATION AGREEMENT

GLOBAL INDUSTRY CLASSIFICATION STANDARDS SERVICES FEE ALLOCATION AGREEMENT, made as of May 1, 2007 (the "Agreement"), is entered into by and among the ING Funds listed on Schedule A attached hereto, as amended from time to time (each a "Fund," collectively the "Funds") each acting on its own behalf, and on behalf of its series.

WHEREAS, the Boards of Directors/Trustees of each Fund (the "Board") has authorized the retention of an independent industry classification service provider, Global Industry Classification Standard ("GICS"), to assist in the monitoring of industry classifications and data on behalf of the Funds; and

WHEREAS, ING Funds Services, LLC ("IFS") and ING Funds Distributor, LLC have entered into a GICS License Agreement (the "GICS Agreement") with Morgan Stanley Capital International, Inc. dated as of the 1st day of May 2007, which sets forth the fees (the "GICS Fees") for the GICS services (the "Services") set forth in the GICS Agreement; and

WHEREAS, the Board has approved allocating 50% of the GICS Fees payable under the GICS Agreement to the Funds; and

WHEREAS, the Funds now desire to establish (i) the criteria by which the GICS Fees shall be allocated among the Funds in connection with the Services to be provided in connection with the GICS Agreement; and (ii) the basis on which additional Funds for may be added to the Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the Funds as follows:

Section 1. Allocation of GICS Fees

The Funds will pay 50% of the GICS Fees payable under the GICS Agreement. Each Fund shall pay on behalf of itself, and its series, a pro rata portion of the GICS Fees allocated to the Funds.

Section 2. Payment of GICS Fees

The Funds will pay their allocated, respective portion of the GICS Fees as specified in Section 1 above. The GICS Fees will be calculated by IFS and communicated to each Fund annually for payment.

Section 3. Additional Funds

(a)From time to time, new series maybe added, and become subject, to this Agreement immediately upon being added to the GICS Agreement.

(b)Each additional Fund that becomes subject to this Agreement in accordance with Section 3(a) above shall pay a portion of the GICS Fees as described in Sections 1 and 2 above based on the percentage of such Fund's net assets under management, as of the date such Fund becomes subject to this Agreement.

1Under the terms of the Management Agreement between ING Investors Trust and Directed Services, LLC, the Fund is subject to a Unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, LLC as provided in the Management Agreement.

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Section 4. Continuation and Termination

This Agreement shall become effective on the date first written above. It shall continue with respect to a Fund until such Fund is removed from the GICS Agreement; provided, however, that such Fund's portion of the GICS Fees have been paid for the period that the Fund utilized the Services.

This Agreement shall terminate for each and all Funds upon termination of the GICS Agreement; provided, however, that all GICS Fees have been paid for the period that the Funds utilized the Services.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers as of the date and year first above written.

ON BEHALF OF ALL FUNDS

SET FORTH ON SCHEDULE A

______/s/ Kimberly A. Anderson By: Kimberly A. Anderson

Senior Vice President

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